Exhibit 99.1

Lanvin Group Announces Leadership Transition

Shanghai, October 10, 2025 — Lanvin Group (NYSE: LANV), a global luxury fashion group, today announced that Mr. David Chan, Executive President and Chief Financial Officer, has informed the Board of his decision to step down from his position, effective October 27, 2025, to pursue new professional opportunities.

Since joining Lanvin Group at its inception, Mr. Chan has been instrumental in strengthening the Group’s strategic and financial foundation, advancing its transformation into a global luxury platform, and supporting its continued progress following the company’s NYSE listing.

Mr. Zhen Huang, Chairman of Lanvin Group, said, “On behalf of the Board and the entire Lanvin Group team, I would like to express our sincere gratitude to David for his dedication and leadership over the past years. His significant contributions have been pivotal in shaping the Group’s strategic direction and transformation efforts. We wish him continued success in his future endeavors. Lanvin Group remains well-positioned to continue delivering growth and creating long-term shareholder value.”

Mr. Chan said, “It has been a true privilege to be part of Lanvin Group’s remarkable journey since its inception. I am proud to have contributed to building a strong strategic and financial foundation, supporting the transformation of our global luxury platform, and driving initiatives that position the Group for sustainable growth. Working alongside such talented colleagues and visionary leaders has been inspiring, and I remain confident in Lanvin Group’s future as it continues to deliver value for its stakeholders and expand its global presence.”

The Company has implemented a structured transition plan to ensure continuity across its finance and operations functions. While Mr. Chan steps down from his executive role, he may continue to support the Company in an advisory capacity. The Group will provide further updates regarding the appointment of a successor in due course.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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